Exhibit 4.15

Better Choice Company Inc.
164 Douglas Rd E
Oldsmar, Florida 34677

June 19, 2020

[Noteholder]

Re:	Waiver of Terms

Dear Noteholder:

HH-Halo LP (“you”) is the holder of a certain Subordinated Convertible Promissory Note (the “Seller Note”), dated [______________] issued by Better Choice Company Inc. (the “Company”). Capitalized terms not defined in this letter shall have the meanings ascribed to such terms in the Seller Note.

Please be advised that the Company intends to issue additional convertible subordinated promissory notes in the aggregate principal amount of $1,500,000 (the “New Notes”) to a limited number of “accredited investors,” as such term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended.  The New Notes provide for a Conversion Price of $0.75 per share. A copy of the marked form of New Note, showing all changes from the Seller Note, is annexed to this letter as Exhibit A.

Section 2(e) of the Seller Note provides in relevant part that “no Notes issued after the date of this Note or any agreements or other instruments and documents entered into or delivered in connection therewith shall provide any Investor with rights and privileges that are more favorable in the aggregate to such Investor than the rights and privileges of Investor hereunder.”  The Company is seeking your waiver, by countersignature to this letter, of any rights you may have under Section 2(e) with respect to any provision of the New Notes, including, without limitation, the Conversion Price under the New Notes, that may be deemed to be more favorable to the Investors in the New Notes.

Upon receipt of your countersigned letter and the issuance of one or more New Notes, for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, (i) your Seller Note shall be deemed to have been amended without any further action on your part or the part of the Company, to replace “$4.00 per share” in clause (a) of the definition of Conversion Price therein with “$3.75 per share” and (ii) your Common Stock Purchase Warrant dated December 19, 2019 issued by the Company in connection with the Seller Note (the “Warrant”) shall be deemed to have been amended without any further action on your part or the part of the Company, to replace “$5.00 per share” in clause (i) of Section 2(f) thereof with “$4.25 per share”.  Except as otherwise set forth in this paragraph, the terms of each of the Seller Note and the Warrant shall remain unchanged as in full force and effect.

You have been further advised that the Company received certain loans (“PPP Loans”) under the Paycheck Protection Program administered by the Small Business Administration (the “PPP Program”), and that the Company may receive additional PPP Loans in the future.  The Company hereby (i) represents, warrants and covenants to you that the proceeds of all such PPP Loans have been, and will be, used to pay the Company’s payroll and related employee expenses and the Company’s rent and utility expenses, and (ii) represents and warrants to you that the Company intends to apply for forgiveness of the PPP Loans under the terms  of PPP Program.  Subject to the foregoing, you hereby (a) waive the Company’s compliance with Section 7(b) of the Seller Note with respect to the incurrence of any PPP Loans by the Company, and (b) agree that the incurrence of any such PPP Loans shall not constitute an Event of Default under the Seller Note.

By signing below, each of the parties hereto indicates its acceptance and agreement to the terms and waivers set forth in this letter.

Very truly yours,

BETTER CHOICE COMPANY INC.

By:
Werner von Pein
Chief Executive Officer

ACCEPTED AND AGREED:

[NOTEHOLDER]

By:
Name:
Title:

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